UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 333-176566

FORM 12b-25	CUSIP NUMBER 727633 AE6 727633 AH9

NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K ☐Form 20-F ☐Form 11-K ☒Form 10-Q ☐Form 10D ☐Form N-SAR
	☐	Form N-CSR
		For Period Ended:	March 31, 2012
	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Platinum Energy Solutions, Inc.
Full Name of Registrant

Former Name if Applicable

2100 West Loop South, Suite 1601
Address of Principal Executive Office (Street and Number)

Houston, TX 77027
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,
Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following
☒	(b)	the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the period ended March 31, 2012 (the “Form 10-Q”) is dependent on the filing of the Company's Special Report on Form 10-K for the year ended December 31, 2011 (the “Special Report”). The Company filed the Special Report on May 15, 2012, which has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the Company. The Company undertakes the responsibility to file such quarterly report no later than five days after its original prescribed due date.

PART IV - OTHER INFORMATION

(1)		Name and telephone number of person to contact in regard to this notification
Justin W. Brown	713	622-7731
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to

file such report(s) been filed? If answer is no, identify report(s).		☒Yes ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐Yes ☒No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Platinum Energy Solutions, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2012	By	/s/ Justin W. Brown
Justin W. Brown Principal Accounting Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.